UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-5263

THE LUBRIZOL CORPORATION

(Exact Name of Registrant as Specified in Charter)

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

(440) 943-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

Deferred Compensation Obligations

5.5% Senior Notes due 2014

8.875% Senior Notes due 2019

7.25% Senior Debentures due 2025

6.5% Senior Debentures due 2034

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, without par value: One

Deferred Compensation Obligations: 0

5.5% Senior Notes due 2014: less than 300

8.875% Senior Notes due 2019: less than 300

7.25% Senior Debentures due 2025: less than 300

6.5% Senior Debentures due 2034: less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934 The Lubrizol Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE LUBRIZOL CORPORATION

Date:	September 29, 2011	By:	/s/ Suzanne F. Day
Name: Suzanne F. Day
Title: Vice President, General Counsel and Chief Ethics Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.